SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 333-144993

CELL KINETICS LTD.
(Translation of registrant’s name into English)

2 Yodfat Street, Lod 71291, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Due to its financial condition, Cell Kinetics has taken several steps to substantially reduce its operating expenses to avoid a situation in which it would be unable to meet its financial obligations to its employees and suppliers. As a result, the Company has decided to dismiss all of its employees except for the Company’s administrative assistant. The dismissals will be effective at the end of August, except for the dismissal of the Company’s Vice President (Research and Development) and Chief Operating Officer, Asaf Halamish, which will be effective at the end of September. In addition, as previously announced, the Company’s President and Chief Executive Officer, Dr. Asaf Ben-Arye, will leave the Company on October 7.

Following the dismissals, the Company expects to freeze most of its activities, including its marketing and sales and its research and development activities, but to continue to explore a variety of strategic and financial alternatives including, but not limited to, a transaction with another company, the adoption of a business incubator model, or additional fundraising. The Board of Directors is currently considering its options with the objective to maximize shareholder value.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

CELL KINETICS LTD. By: /s/ Asaf Ben-Arye —————————————— Asaf Ben-Arye President and Chief Executive Officer